SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-33036

Mindray Medical International Limited

Mindray Building, Keji 12th Road South,

Hi-tech Industrial Park, Nanshan,

Shenzhen 518057

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Mindray Medical International Limited

Form 6-K

Page
Signature	3

Press Release, dated January 19, 2016	4

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mindray Medical International Limited

By:	/s/ Alex Lung
	Name:	Alex Lung
	Title:	Chief Financial Officer

Date: January 19, 2016

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Mindray Announces Extraordinary General Meeting of Shareholders

SHENZHEN, China, January 19, 2016 -- Mindray Medical International Limited (“Mindray” or the “Company”, NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on February 26, 2016 at 11:00 a.m. (Hong Kong time), at the Company’s Hong Kong office at FLAT/RM 15-16 BLK 1 11/F, Grand Century, 193 Prince Edward West Road, Mongkok KL, Hong Kong. The meeting is being held to consider and vote on, among other matters, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated as of November 4, 2015 as amended on December 20, 2015, among the Company, Excelsior Union Limited (“Parent”) and Solid Union Limited, a wholly owned subsidiary of Parent (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”), and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will be merged with and into the Company with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”). If completed, the Merger would result in the Company becoming a privately held company and the American depositary shares of the Company (each representing one Class A ordinary share) (“ADSs”) no longer being listed on the New York Stock Exchange. In addition, the ADSs and the Company’s ordinary shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee of the Company’s board of directors composed entirely of independent directors who are unaffiliated with the buyer group and any of the management members of the Company, approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger). The board of directors recommends that the Company’s shareholders and ADS holders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger).

Shareholders of record at the close of business in the Cayman Islands on February 12, 2016 will be entitled to attend and vote at the EGM. ADS holders as of the close of business in New York City on January 29, 2016 will be entitled to instruct the Bank of New York Mellon, in its capacity as the ADS depositary, to vote the shares represented by their ADSs at the EGM.

Additional Information about the EGM and the Merger Agreement

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov). In addition, persons wanting to receive copies of the definitive proxy statement may direct such requests to Ipreo, the Company’s proxy solicitor, toll-free 1-888-593-9546 or via email at mindray@ipreo.com.

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INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Merger. Information regarding the persons who may be considered participants, including any direct or indirect interests they may have, is also set forth in the proxy statement.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

Safe Harbor and Informational Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that debt financing may not be available; the possibility that various closing conditions for the Merger may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Mindray

Mindray (NYSE: MR) is a leading developer, manufacturer and marketer of medical devices worldwide. Mindray maintains its global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From its main manufacturing and engineering base in China, Mindray supplies through its worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostics, and medical imaging systems. For more information, please visit http://ir.mindray.com.

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For investor and media inquiries, please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

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